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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 9
                                     TO
                               SCHEDULE 13E-4
                              FINAL AMENDMENT
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)

                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                   COPY TO:                                   and to:
          BLAINE V. FOGG, ESQ.                       DAVID L. FINKELMAN, ESQ.
 Skadden, Arps, Slate, Meagher & Flom LLP       Stroock & Stroock & Lavan LLP
          919 Third Avenue                             180 Maiden Lane
         New York, New York 10022                   New York, New York 10038
           Telephone: (212) 735-3000               Telephone: (212) 806-5400

                             DECEMBER 15, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)

                         CALCULATION OF FILING FEE


        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
             $193,509,856                                 $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $38,702            Filing party:  Torque Acquisition Co., L.L.C.
Form or registration no.: Schedule 14D-1     Date filed:    December 15, 1999

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



                                INTRODUCTION

     This Amendment No. 9 is the final Amendment to an Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") and amends and supplements the Statement originally filed on December 15, 1999 by Gleason Corporation (the "Company") relating to the joint third-party tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company" and, together with the Company, the "Purchasers"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and a self-tender offer by the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

     The Company hereby amends and supplements the Schedule 13E-4 as follows:

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Acquisition Company and the Company have accepted for purchase and payment, pursuant to the Offer, all Shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on February 17, 2000. Based on information provided by ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, 5,771,399 Shares (including 37,232 Shares tendered pursuant to notices of guaranteed delivery), or approximately 71.5% of the public Shares available to be tendered, were validly tendered pursuant to the Offer and not withdrawn. The press release announcing the acceptance of Shares for purchase and payment is attached hereto as Exhibit (g)(15).

         Pursuant to Amendment No. 1 to the Agreement and Plan of Merger by and among the Company, Acquisition Company and Merger Subsidiary,
Acquisition Company purchased 4,862,749 Shares through Merger Subsidiary, its wholly-owned subsidiary, and the Company purchased 908,650 Shares.

         The Offer will be followed by the Merger between the Company and Merger Subsidiary. Pursuant to the Merger, the public stockholders of the Company who did not tender their Shares in the Offer and who do not seek appraisal of their Shares pursuant to the applicable provisions of Delaware law will have their Shares converted into the right to receive the same $23.00 per Share. A special meeting of the Company's shareholders to vote upon the Merger is expected to be held in late March 2000. As a result of the purchase of Shares in the Offer, and the agreements entered into by certain members of management and the Gleason Foundation to vote their Shares in favor of the Offer and the Merger, a favorable vote on the Merger is assured.

         In connection with the Offer, Acquisition Company and Merger Subsidiary have entered into an Assignment and Assumption Agreement dated February 17, 2000 (the "Assignment and Assumption Agreement"), pursuant to which Acquisition Company assigned to Merger Subsidiary, and Merger Subsidiary assumed, all of Acquisition Company's rights and obligations to purchase all Shares Acquisition Company was obligated to purchase pursuant to the Offer. Acquisition Company has made a capital contribution to Merger Subsidiary in order to enable Merger Subsidiary to purchase the Shares Acquisition Company had planned to purchase. A copy of the Assignment and Assumption Agreement is attached hereto as Exhibit (c)(26).

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is hereby amended and supplemented as follows:

(c)(26) Assignment and Assumption Agreement, dated as of February 17, 2000, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit (c)(26) to the Schedule 14D-1 and incorporated herein by reference.

(g)(15) Press Release, dated February 18, 2000, attached as Exhibit (g)(15) to the Schedule 14D-1 and incorporated herein by reference.


                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 18, 2000           GLEASON CORPORATION
                                      By:  /s/ EDWARD J. PELTA
                                          ------------------------------------
                                      Name:    Edward J. Pelta
                                      Title:   Vice President, General Counsel
                                               and Secretary









                               EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------


(c)(26) Assignment and Assumption Agreement, dated as of February 17, 2000, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit (c)(26) to the Schedule 14D-1 and incorporated herein by reference.

(g)(15) Press Release, dated February 18, 2000, attached as Exhibit
        (g)(15) to the Schedule 14D-1 and incorporated herein by reference.